Filed pursuant to Rule 433

File No. 333-143351

File Nos. 333-143351-01  –  333-143351-19

PRICING TERM SHEET

Issuer:		Lyondell Chemical Company

Security Description:		Senior Unsecured Notes

Distribution:		SEC Registered

Face:		$510,000,000

Gross Proceeds:		$510,000,000

Coupon:		6.875%

Maturity:		June 15, 2017

Offering Price:		100.00%

Yield to Maturity:		6.875%

Spread to Treasury:		+201bps

Benchmark:		UST 4.50% due May 2017

Ratings:		B1/B+

Interest Pay Dates:		June 15 and December 15

Beginning:		December 15, 2007

Equity Clawback:		Up to 35% at 106.875%

Until:		June 15, 2010

Optional redemption:		Makewhole call @ T+50bps prior to June 15, 2012, then:

		On or after:	Price:

		June 15, 2012	103.438%

		June 15, 2013	102.292%

		June 15, 2014	101.146%

		June 15, 2015 and thereafter	100.000%

Change of control:		Putable at 101% of principal plus accrued interest

CUSIP:		552078 AY3

ISIN:		US552078AY31

Denominations/Multiple:		2,000 x 1,000

Trade Date:		May 30, 2007

Settlement Date:	T+2	June 1, 2007

Bookrunners:	Citigroup Global Markets Inc.

Banc of America Securities LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities Inc.

Co-Managers:	BNY Capital Markets, Inc.

Credit Suisse Securities (USA) LLC

HVB Capital Markets, Inc.

Morgan Stanley & Co. Incorporated

Natexis Bleichroeder Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

UBS Securities LLC

Wachovia Capital Markets, LLC

Additional Comments:

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

The information in the table above reflects an increase in the amount of Senior Unsecured Notes due 2017 being offered by Lyondell Chemical Company from $500,000,000 aggregate principal amount of Senior Unsecured Notes due 2017, as stated in its preliminary prospectus dated May 30, 2007, to $510,000,000 aggregate principal amount of Senior Unsecured Notes due 2017. Lyondell Chemical Company intends to use the net proceeds, together with available cash, to redeem $500,000,000 outstanding principal amount of its 10.875% Senior Subordinated Notes, which mature May 1, 2009, at a price equal to 100% of their principal amount plus accrued interest.

Any legends, disclaimers or notices that appear below are not applicable to this message and should be disregarded. Such text has been automatically generated via Bloomberg or another system.

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